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NEWS RELEASE

Jet Metal Closes $3 Million Private Placement and Announces Debt Restructuring

September 17, 2014                                                                                                                                                                                                                (TSXV: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSXV: JET) (OTCQB: JETMF) (the “Company” or “Jet Metal”) is pleased to announce that it has completed its previously announced private placement (the “Offering”). Pursuant to the Offering, 20,000,000 units (the “Units”) were issued at a price of $0.15 per Unit for total gross proceeds of $3,000,000. Each Unit consists of one common share and one common share purchase warrant (a “Warrant”). Each Warrant shall be exercisable to acquire one common share for a period of 5 years at an exercise price equal to $0.25. The Company has made an application to the TSX Venture Exchange (the “TSXV”) to list the warrants issued under the private placement for trading on the TSXV, upon the expiry of the applicable hold period. The TSXV has granted conditional approval for the listing of the warrants, subject to the satisfaction of the TSXV’s conditions for listing.

The Company intends to use the net proceeds of the Offering to continue to advance its mineral exploration properties, for potential acquisitions of new mineral properties, and for general corporate and working capital purposes.

In connection with the Offering, the Company paid cash commission equal to 5% on a portion of the gross proceeds raised from the sale of the Units to certain arm's length parties in the aggregate amount of $6,450.00, in accordance with the policies of the TSXV.

The Company also announces that it has agreed with certain of its creditors to convert $246,062.40 in outstanding debt into 1,640,416 common shares of the Company issued at a deemed price of $0.15 per common share. The Company proposes to settle this outstanding indebtedness with common shares in order to preserve its cash for operations. The shares for debt transaction remains subject to the approval of the TSXV.

Pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the shares for debt transaction constitutes a "related party transaction" as related parties of the Company will receive 1,640,416 common shares of the Company in connection with the debt settlement. The Company is relying on exemptions from the formal valuation and minority approval requirements of MI 61-101, based on a determination that the securities of the Company are only listed on the TSXV and that the fair market value of the transaction, insofar as it involves related parties, does not exceed $2,500,000 or 25% of the market capitalization of the Company. The shares for debt transaction was approved unanimously by all non-interested directors of the Company. A material change report will be filed less than 21 days before the closing date of the transaction. This shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position by reducing its accrued liabilities.

The common shares issued in the Offering are subject to a statutory four month hold period expiring on January 17, 2015. The calculations set out below include shares and warrants issued in the Offering and shares and warrants that will be issued in the shares for debt transaction.

As a result of the Offering and the shares for debt transaction, Mr. Mark Morabito, through companies that he controls, will beneficially own and control 2,979,971 common shares of the Company, representing approximately 10.56% of the issued and outstanding common shares of the Company. Assuming the exercise of all of the warrants and options which Mr. Morabito beneficially owns and controls, Mr. Morabito would own and control 4,367,644 common shares of the Company, representing approximately 14.75% of the issued and outstanding common shares of the Company. Mr. Morabito has acquired the common shares and warrants for investment purposes and may, in the future, acquire or dispose of the common shares or warrants through the market, private or otherwise as circumstances or market conditions warrant. Mr. Morabito’s address is 1240 – 1140 West Pender St., Vancouver, B.C. V6E 4G1.

As a result of the Offering, Morabito Family Trust (“MFT”) will beneficially own and control 2,000,000 common shares of the Company, representing approximately 7.09% of the issued and outstanding common shares of the Company. Assuming the exercise of all of the warrants which MFT beneficially owns and controls, MFT would own and control 4,000,000 common shares of the Company, representing approximately 13.24% of the issued and outstanding common shares of the Company. MFT has acquired the common shares and warrants for investment purposes and may, in the future, acquire or dispose of the common shares or warrants through the market, private or otherwise as circumstances or market conditions warrant. MFT’s address is Suite 802 – 1650 Bayshore Drive, Vancouver, B.C. V6G 3K2.

As a result of the Offering, Casey Capital Strategies, LLC (“CCS”), of Bäch, Switzerland, together with its joint actors, will own and control 2,655,000 common shares of the Company, representing approximately 9.41% of the issued and outstanding common shares of the Company, and 2,655,000 warrants, representing approximately 13.28% of the outstanding warrants. Assuming the exercise of all of the warrants which CCS holds, CCS together with its joint actors would own and control 5,310,000 common shares of the Company, representing approximately 17.20% of the then issued and outstanding common shares of the Company. The common shares and warrants were acquired for investment purposes and CCS, together with its joint actors, may increase or decrease its beneficial ownership or control depending on the market or other conditions.

The common shares and warrants acquired by Mr. Morabito, MFT and CCS were acquired pursuant to an exemption from the prospectus requirement in section 2.3 of NI 45-106.

Early Warning Reports for the companies controlled by Mr. Mark Morabito, MFT and CCS will be filed with the applicable Canadian securities commissions in respect of the acquisition and is available at www.sedar.com.

The securities being offered hereby have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state or province in which such offer, solicitation or sale would be unlawful.

About Jet Metal Corp.

The Company is a uranium and vanadium explorer and developer with projects across North America. The mineralization identified at its CMB project, located in Newfoundland and Labrador, Canada, is open for expansion both along strike and at depth. The Company also holds a majority interest and is the operator of the Bootheel Project in Wyoming, USA, which has the potential to be mined using in-situ recovery methods. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Jet Metal and its properties, please visit the website at: www.jetmetalcorp.com.

ON BEHALF OF THE BOARD

"Jim Crawford"

President & CEO

For Investor Relations or to obtain a copy of the Early Warning Reports, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to the anticipated use of proceeds of the Offering.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the estimation of mineral resources, the realization of resource and reserve estimates, uranium and other commodity prices, the timing and amount of future exploration and development expenditures, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Company’s properties in the short and long-term and to acquire new properties, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access infrastructure, risks relating to changes in uranium and other commodity prices and the worldwide demand for and supply of uranium and related products, risks related to increased competition in the market for uranium and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities on the Company’s properties, or to acquire new properties, may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, environmental risks and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and no securities regulatory authority has either approved or disapproved of the contents of this release.